Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207
Camana Bay
P.O. Box 31110
Grand Cayman, KY1-1205
Cayman Islands

November 25, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-3628
Attention:  Jim B. Rosenberg
      Senior Assistant Chief Accountant

Re:	Greenlight Capital Re, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008 (the “2008 Form 10-K”)
Schedule 14A Filed March 10, 2009 (the “Schedule 14A”)
File No. 001-33493

Dear Mr. Rosenberg:

Set forth below are the responses of Greenlight Capital Re, Ltd. (the “Company” or “we”) to your letter dated October 15, 2009 with respect to the Form 10-K and Schedule 14A referenced above.

As discussed telephonically, we did not receive a copy of your above referenced letter until November 12, 2009, thus causing the delay in this response.

For your convenience, we have set forth below the Staff’s comments contained in your letter dated October 15, 2009 followed by the Company’s response thereto.  Caption references and page numbers refer to the captions and pages contained in the Form 10-K or Schedule 14A, unless otherwise indicated.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K or Schedule 14A.  All numbers are in thousands except where noted otherwise and except for per share data.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.
With respect to prior comments two through ten, please confirm to us that you intend to include your responses as disclosure, and, as previously requested, identify for us the filing, in which you intend to first include these disclosures. Similarly, in responding to the comments below, please refer to the opening paragraph of this letter.

With respect to our prior comments two through ten contained in our letter to the Staff dated August 21, 2009 (the “First Response Letter”), we intend to include the proposed updated disclosure in our Form 10-K for the fiscal year ending December 31, 2009 (the “2009 Form 10-K”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss and Loss Adjustment Expense Reserves, page 44

2.
Please refer to prior comment five.  We reissue our previous comment.  Please revise to quantify and explain each key assumption that materially affected your estimate of loss and LAE reserves at December 31, 2008.

In addition to the disclosure provided in comments three, four and five in the First Response Letter, we intend to include updated disclosure in our 2009 10-K to indicate that:

•	Our loss and loss expense reserves are comprised of:

a)	case reserves resulting from claims notified to us by our clients;
b)	incurred but not reported losses (“IBNR”); and
c)	estimated loss adjustment expenses.

•
Reserves and IBNR are estimated each reporting period based on a contract by contract review of all data available to us for each individual contract.  Each of our reinsurance contracts is unique and the methods and estimates we use vary depending on the facts and circumstances of each contract.  The resulting total loss reserves, including IBNR, are the sum of each loss reserve estimated on a contract by contract basis.

3.
Please refer to prior comment ~~six~~ seven.  We reissue our previous comment. Please revise to disclose a tabular quantification of the impact that “reasonably likely” changes in key assumptions used to determine your loss and LAE reserves may have on your future reported results, financial position and liquidity.  Explain why management believes the scenarios identified are “reasonably likely.”

As we discussed telephonically, and related to our response to comment 2 above, because our reserves are established on a individual contract by contract basis, we concluded that  it is not possible or appropriate to provide a tabular quantification of changes in assumptions given that with respect to each contract we use unique estimates and assumptions during the quarterly reserving process.

Liquidity and Capital Resources, page 54

4.
Please refer to prior comment eight. Given your disclosure that the amount and timing of future cash flows associated your reinsurance contractual liabilities are “highly uncertain,” please revise your disclosure to clarify how your non-traditional investment approach, under which you take long positions in perceived undervalued securities and short positions in perceived overvalued securities, is matched with the structure of your insurance obligations.  Ensure that your revised disclosure explains how you manage the investment and insurance risk inherent in your business model.  In particular, identify known demands, commitments, events or uncertainties that are reasonably likely to result in a material decrease in your future liquidity, such as the estimated timing of your contractual obligations, and the corresponding corrective course of action that would follow.

As we have discussed telephonically and as described in our comment 8 response in the First Response Letter, given the liquid nature of our investment portfolio and the fact that the portfolio is regularly marked to market and therefore liquidating securities is unlikely to cause favorable or adverse income statement impacts, we believe that our investment portfolio provides sufficient liquidity to allow us, at any given time, to meet all of our current reinsurance obligations.

Please see “Risk Factors - Risks Relating to Our Investment Strategy and Our Investment Advisor” contained on pages 26-31 of our 2008 Form 10-K.   We intend to continue to include such risk factors as they relate to our investment portfolio for future filings and to update any such risk factors as may be appropriate from time to time.

5.
Please refer to prior comment nine.  Please revise your disclosure to clarify the basis upon which the amount and nature of assets pledged are required or otherwise how the nature and amount pledged are determined, as well as the facts and circumstances whereby these pledged assets would no longer be pledged/restricted.  Ensure that your response explains the factors causing the difference between the amount of $167.3 million in issued letters of credit and the $220.2 million of assets pledged as collateral.  Also, reconcile the $167.3 million amount of issued letters of credit to the amounts recorded in your financial statements that correspond to business assumed from insurers domiciled in jurisdictions where you are not licensed or admitted.

As we have discussed telephonically, we intend to include the following disclosure in our 2009 Form 10-K:

The amount of collateral, currently in the form of letters of credit, posted for the benefit of our clients is based on the specific collateral requirement as stated in each reinsurance contract. For U.S. clients, the amount of letters of credit required is typically equal to the client’s reinsurance losses recoverable including IBNR plus unearned premium reserve that they book for statutory purposes on each specific contract.  These balances need to be collateralized in order for our client to get statutory credit for their reinsurance assets which is standard practice in the reinsurance industry.  Alternatively, the amount of collateral posted to a client may be a fixed negotiated amount.

Once letters of credit are issued to our clients, the minimum amount of assets that we pledge to our letter of credit providers depends upon the collateral requirements stated in the specific letter of credit facility agreement.  The amount of collateral required depends on the specific investment instrument that we pledge in the collateral account.    The amount of collateral credit that is given primarily depends on the type of instrument and the exchange on which that instrument is traded.  For example, under the terms of the letter of credit facility with Citibank, N.A., if we pledge an equity security that is traded on the New York Stock Exchange, we receive a fixed percentage credit for the market value of such a security.  If the market value of these securities were to decline, we are obligated to post additional collateral.  Conversely if the market value of these securities increased, we are entitled to withdraw any excess collateral from the account as deemed necessary. The ultimate amount of collateral posted is simply the value of securities held in a designated collateral account, which may be greater than the minimum required.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Premium Revenue Recognition, page F-7

6.	We acknowledge the information provided in your response to prior comment 10. Please revise your disclosure:

•	to quantify the profit commission expense for each period presented; and

•	to quantify the corresponding triggering events or loss thresholds that determine when the company is obligated to pay profit commissions to its customers as stipulated in these reinsurance contracts.

For the fiscal years ended December 31, 2008 and 2007, we reported an expense for profit commissions of $13.3 million and $10.6 million, respectively.  We intend to include the applicable disclosure in our 2009 Form 10-K.

For contracts that contain a profit commission feature, the methodology of calculating the profit commission is contract specific.  Thus, as we have discussed telephonically and similar to our responses contained in comments 2 and 3 above, we do not believe it meaningful or appropriate to quantify on an aggregate basis the effects of changing triggering events or loss thresholds.  As provided in comment 10 in our First Response Letter, we intend to include in our 2009 Form 10-K disclosure examples of  trigger events for profit commission.  Additionally, we intend to include general comments for each example as to what the threshold may be that could or would likely trigger a profit commission.

Definitive Proxy Statement

Compensation Discussion and Analysis

Bonus, page 14

7.
We note your response to prior comment 13 and specifically your discussion of RODE and how the ~~qualitative~~ quantitative bonus pool is funded.  Please provide proposed disclosure to be included in your 2010 proxy statement which discusses how the Company’s level of performance with regard to RODE translates to the actual ~~qualitative~~ quantitative bonus payments that may be made to your NEOs.

In addition to the disclosure provided in comment 13 in our First Response Letter, where we provided a detailed formula for the quantitative bonus pool, we intend to include the following disclosure in our 2010 proxy statement:

All employees, including NEOs, have a target quantitative bonus based upon his or her base salary.   The sum of the target quantitative bonuses for all employees, including NEOs, equals the total target quantitative bonus pool.   Each NEO’s share of the quantitative bonus pool is his or her target quantitative bonus divided by the total target quantitative bonus pool.   The amount of quantitative bonus ultimately paid to each NEO is based upon the NEO’s share of the quantitative bonus pool multiplied by the ultimate quantitative bonus declared.

8.
We note your response to prior comment 14. Please provide proposed disclosure to be included in your 2010 proxy statement which identifies the pre-established performance goals and objectives for each NEO. To the extent that the target objectives are quantified, your discussion should also be quantified.

Disclosure described in comment 14 in the First Response Letter will be revised in the 2010 proxy statement to provide a separate listing of pre-established goals and objectives for each NEO.  Further, we intend to disclose pre-established goals and quantifiable objectives, to the extent they exist, for each NEO.

9.
Please provide proposed disclosure to be included in your 2010 proxy statement which clarifies whether the CEO makes a recommendation to the Compensation Committee with regard to his own qualitative bonus.

We propose to include the following disclosure in our 2010 proxy statement:

The CEO makes a recommendation to the Compensation Committee with regard to the amount of any discretionary bonus to be awarded to the named executive officers, but not for himself.  The Compensation Committee determines and approves the amount of any discretionary bonus awarded to the CEO.

*     *     *     *

In addition, we confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (345) 749-0205 with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Tim Courtis
Tim Courtis
Chief Financial Officer